Exhibit 12.1

BURLINGTON NORTHERN SANTA FE CORPORATION and SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratio amounts)

(Unaudited)

Six Months Ended June 30,	2006	2005
Earnings:
Income before income taxes	$1,396	$1,108
Add:
Interest and other fixed charges, excluding capitalized interest	239	221
Estimate of portion of rent under long-term operating leases representative of an interest factor	125	102
Distributed income of investees accounted for under the equity method	2	2
Amortization of capitalized interest	2	4
Less: Undistributed equity in earnings of investments accounted for under the equity method	10	4

Total earnings available for fixed charges	$1,754	$1,433

Fixed charges:
Interest and fixed charges	$246	$227
Estimate of portion of rent under long-term operating leases representative of an interest factor	125	102

Total fixed charges	$371	$329

Ratio of earnings to fixed charges	4.73x	4.36x

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